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                                                                  EXHIBIT (A)(5)

              [THE FOLLOWING WILL BE DELIVERED BY ELECTRONIC MAIL]

      This message confirms that we have received your Letter of Transmittal/Election to Exchange form (the "Exchange Form") relating to the offer by Engage, Inc. to exchange your eligible options for restricted shares of Engage common stock on a one-for-one basis (the "Restricted Stock"). The Restricted Stock will be grated under either the Engage, Inc. Amended and Restated 1995 Equity Incentive Plan or the Engage, Inc. Amended and Restated 2000 Equity Incentive Plan.

      Upon the terms and subject to the conditions described in the Offer to Exchange, dated January 6, 2003, previously sent to you and the Exchange Form you may withdraw the options that you have elected to exchange before the offer expires at 5:00 p.m., Eastern Time, on February 4, 2003, unless we extend such expiration date.

      Please note that this confirmation of receipt does not constitute a finding by Engage of the validity, accuracy or completeness of your Exchange Form or the tender of your options. We are not obligated to give you notice of any defects or irregularities in your tender of options, and we are not liable for failing to give you notice of any defects or irregularities. We may reject your tender of options if we determine that it is not in appropriate form or if we determine that it is unlawful to accept.

                                              Thank you,


                                              Daniel M. Carroll
                                              Vice President and General Counsel